EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-146790) of China Natural Resources, Inc. and subsidiaries of our report dated May 30, 2008 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s acquisition of Feishang Mining Holdings Limited on February 3, 2006, in a transaction recorded as a reverse merger, and an explanatory paragraph stating that effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment), which appears on page F-1 of the Annual Report on Form 20-F for the year ended December 31, 2007, and to the reference to our Firm under the caption “Experts” in the Prospectus.

/s/ GHP HORWATH, P.C.

Denver, Colorado

May 30, 2008